UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On November 20, 2023, AerCap Holdings N.V. (“AerCap”) issued a press release announcing the early participation results of the previously announced offers by AerCap Ireland Capital Designed Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap, to certain eligible holders (together, the “Exchange Offers”) to exchange certain of the Issuers’ outstanding notes for consideration consisting of a combination of up to $1,500,000,000 aggregate principal amount of the Issuers’ new notes (the “New Notes”) due 2027 and a cash payment. A copy of the press release announcing the early results, which describes the results and the amendment in greater detail, is attached hereto as Exhibit 99.1.

On November 20, 2023, AerCap issued a press release announcing the pricing terms for the Exchange Offers. A copy of the press release announcing the pricing terms for the Exchange Offers, which describes such pricing terms in greater detail, is attached hereto as Exhibit 99.2.

If and when issued, the New Notes will not have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The New Notes may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The information contained in this Form 6-K is incorporated by reference into AerCap’s Form F-3 Registration Statements, File Nos. 333-270326 and 333-260359 and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1	AerCap Holdings N.V. Press Release relating to the early results of the Exchange Offers.
99.2	AerCap Holdings N.V. Press Release relating to the pricing terms for the Exchange Offers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date:  November 20, 2023

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release relating to the early results of the Exchange Offers.
99.2	AerCap Holdings N.V. Press Release relating to the pricing terms for the Exchange Offers.

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